U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549


                                   Form 4


                           STATEMENT OF CHANGES IN
                            BENEFICIAL OWNERSHIP


             Filed pursuant to Section 16(a) of the Securities
          Exchange Act of 1934, Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f)
                   of the Investment Company Act of 1940


1.     Name and Address of Reporting Person

           J.R. Simplot Self Declaration of Revocable Trust
           999 Main Street
           Boise, ID  83702

2.     Issuer Name and Ticker or Trading Symbol

           Commonwealth Industries, Inc. (CMIN)

3.     IRS or Social Security Number of Reporting Person
       (Voluntary)

4.     Statement for Month/Year

           June, 2002

5.     If Amendment, Date of Original (Month/Year)

           N/A

6.     Relationship of Reporting Person to Issuer
       (Check all applicable)

       [__]  Director
       [ X]  10% Owner
       [__]  Officer (give title below)
       [__]  Other (specify below)


FORM 4, Page 1 OF 4

                    TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED,
                         DISPOSED OF, OR BENEFICIALLY OWNED


1.     Title of Security (Instr. 3)
           Common Stock

2.     Transaction Date (Month/Day/Year)
           5/31/02
           6/3/02
           6/4/02
           6/7/02
           6/28/02

3.     Transaction Code (Instr. 8)

           Code          S

4.     Securities Acquired (A) or Disposed of (D)
       (Instr. 3, 4 and 5)

               Amount     (A) or (D)     Price
               ------     ----------     -----

               5,000           D         $7.11
              20,000           D          7.15
               5,000           D          7.15
              10,000           D          7.15
              15,000           D        7.1183

5.     Amount of Securities Beneficially Owned at End of Month
       (Instr. 3 and 4)

           1,712,000

6.     Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
           D

7.     Nature of Indirect Beneficial Ownership (Instr. 4)


FORM 4, Page 2 of 4

                    TABLE II - DERIVATIVE SECURITIES ACQUIRED,
                      DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)

2.     Conversion or Exercise Price of Derivative Security

3.     Transaction Date (Month/Day/Year)

4.     Transaction Code (Instr. 8)

           Code

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

            (A)          (D)

6.     Date Exercisable and Expiration Date (Month/Day/Year)

            Date Exercisable     Expiration Date

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

           Title     Amount of Number of Shares

8.     Price of Derivative Security (Instr. 5)

9.     Number of Derivative Securities Beneficially Owned at
       End of Month (Instr. 4)

10.     Ownership Form of Derivative Security: Direct (D) or
        Indirect (I) (Instr. 4)

FORM 3, Page 3 of 4

11.     Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

                                         J.R. Simplot
                                         Self-Declaration of Revocable Trust
Date:   July 4, 2002

                                         By:  /s/ J.R. Simplot
                                             --------------------------------
                                              J.R. Simplot, as Trustee


FORM 4, Page 4 of 4